 **BERMAN RENNERT**
**VOGEL & MANDLER, P.A.**
A T T O R N E Y S   A T   L A W

Bank of America Tower
100 Southeast Second Street, Suite 2900
Miami, Florida  33131
Phone 305-577-4177 · Fax 305-373-6036

### FAX COVER SHEET

PLEASE DELIVER THIS FAX AS SOON AS POSSIBLE TO:

| **Name** | **Company** | **Phone No.** | **Fax No.** |
|---|---|---|---|
| John L. Krug | U.S. Securities and Exchange Commission | | (202) 772-9217 |

**Sender:**        Claire P. Menard, Esq.
**Email Address:**  cmenard@brvmlaw.com
**Direct Phone:**   305-577-4162
**Direct Fax:**     305-347-6473

**Date:**           4/20/2007 4:53 PM
**File No.:**
**Subject:**        **Advanced Viral Research Corp**
                    **File No. 333-140634.**

**No. of Pages**    _7_

**Message!**

Please see attached.

 **BERMAN RENNERT**
**VOGEL & MANDLER, P.A.**
ATTORNEYS AT LAW

April 20, 2007

**Via Fax: (202) 772-9217**
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549
Attn: John L. Krug, Senior Counsel

Re: **Advanced Viral Research Corp.**
**Registration Statement on Form S-1**
**Filed April 3, 2007**
**File No. 333-140634**

Dear Mr. Krug:

On behalf of Advanced Viral Research Corp. (the "Company"), this responds to the issues raised in your April 17, 2007 telephone call with Charles J. Rennert of this office regarding the Company's Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-140634) (the "Registration Statement").

1. **Please provide a breakdown of the shares being registered for resale on behalf of Cornell Capital Partners LP ("Cornell") in terms of how many relate to shares underlying convertible debentures and how many relate to shares underlying warrants.**

In light of this comment, the Company has revised footnote (1) to the tabular disclosure included on page 15 of the Registration Statement as marked on the attached Amendment No. 2 to the Registration Statement on Form S-1, showing the changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on April 3, 2007.

2. **Please explain how the number of shares offered on behalf of Cornell was calculated.**

The 120,192,308 shares registered for resale by Cornell was calculated by dividing the principal amount of the convertible debentures issued to Cornell ($1,500,000) by the market price of the Company's common stock on the date of the transaction ($0.0312) and multiplying the result by 2.5. This number was the result of negotiations with Cornell which took into account the Company's limited number of authorized shares available for issuance at the time of the Cornell financing.

In light of this comment, the Company has revised footnote (1) to the tabular disclosure included on page 15 of the Registration Statement as marked on the attached Amendment No. 2 to the Registration Statement on Form S-1, showing the changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on April 3, 2007.

3.      **Please advise the Staff of the Company's basis for determining that the proposed resale of shares by Cornell is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).**

Rule 415(a)(1)(i) provides that the securities which are to be offered or sold must be done so solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.

The determination of whether an offering should be regarded as a primary offering by a registrant as opposed to a secondary offering by a selling stockholder has long been regarded by the Staff as dependent on facts and circumstances (according to the Staff's Telephone Interpretations Manual). The facts and circumstances concerning the completed private offering of the Company's convertible securities and subsequent registration of shares of common stock issuable thereunder meet all the criteria the Staff has historically cited in permitting secondary transaction registrations under Rule 415(a)(1)(i), and for the reasons set forth below, the resale transactions registered in the Registration Statement should be appropriately characterized as a secondary resale offering by Cornell and not as a primary offering as a conduit for the Company.

The Nature of the Transaction

The shares registered for resale under the Registration Statement on behalf of Cornell were issued pursuant to a valid and customary Section 4(2) private placement in a transaction negotiated at arms' length to one accredited investor with passive investment intent. The private placement was completed and is not ongoing. None of the shares are issuable pursuant to any form of equity line arrangement.

The Company is not offering for sale any of the shares covered by the Registration Statement. Cornell is not a subsidiary or parent corporation of the Company. The Company does not have any arrangement, either express or implied, with Cornell regarding the sale of shares. Cornell is not the Company's alter ego. Cornell does not beneficially own, to the Company's knowledge, more than 10% of the Company's common stock nor do any persons affiliated with Cornell serve as officers or directors or are control persons of the Company. Cornell exerts no influence whatsoever on the decisions of the Company.

The Size of the Transaction

Interpretation 20 of Section H, Securities Act Form S-3, of the Staff's Telephone Interpretations Manual provides that "secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates own more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case by case basis."

Although the Company is not S-3 eligible, the same logic regarding the percentage of shares owned can be applied to this matter. The Company is registering Cornell's resale of approximately 120.2 million shares. The 120.2 million shares represents: (i) 17.31% of the number of shares of the Company's outstanding common stock held by non-affiliates (694.5 million); (ii) 17.25% of the number of shares of the Company's common stock currently outstanding (696.6 million); and (iii) 12.1% of the shares to be outstanding after giving effect to the exercise of all currently outstanding stock options and warrants.

Not only are these numbers well below the 50% figure referenced in the Telephone Interpretation, but pursuant to the terms of the investment documents for the Cornell financing, the Company cannot issue any shares that would cause Cornell to own more than 4.99% of the Company's outstanding common stock at any given time. This restriction places a meaningful limitation on the number of shares that the Company would be required to issue to Cornell upon conversion or exercise of the debentures and/or warrants. To date, Cornell has neither converted nor exercised any of the convertible securities issued in the Cornell financing. This means that Cornell has been, and will remain, at full economic risk for loss of its entire investment and such shares might never be issued or ever resold under the Registration Statement.

We note that caselaw has consistently held that 4.99% restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. See: Amicus Brf. of Sec. Exc. Comm., in *Levy v. Southbrook Int'l*, No. 00-7630. Although the matter at hand does not relate directly to Section 16(b), the Company believes that this position is relevant to the determination of who is an "affiliate" for purposes of Telephone Interpretation H20.

Interpretation 29 of Section D, Rule 415, Form S-3 of the Telephone Interpretations Manual provides that "the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult one, not merely a question of who received the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances, it appears that the seller is acting as a conduit for the issuer." The Company's analysis of these factors, as used to reach its determination as to a valid secondary offering, follows:

### 1. *How long the selling shareholders have held the shares:*

The approximately 120.2 million shares being registered for resale by Cornell under the Registration Statement are issuable pursuant to securities that have been held for at least two months from completion of the private placement.

There is a limited trading volume in the Company's common stock, and the Company believes that the sale into the public market of any significant portion of the 120.2 million shares registered would reduce the price Cornell would receive, thereby severely reducing the value of Cornell's investment in the Company. As a consequence, it is likely that the resale of shares by Cornell will not occur quickly. The Company would have preferred to issue shares of common stock to Cornell rather than convertible debentures, but Cornell negotiated to receive the convertible debentures in order to receive a secured right to have its investment repaid in cash in the event Cornell did not elect to convert. Additionally, the 4.99% restriction on Cornell's ownership of the Company's common stock, makes it more likely that Cornell will be required to extend the time period it holds the shares.

### 2. *Circumstances under which the investors received their shares:*

As described above, Cornell is deemed to have received the shares to be resold under the Registration Statement pursuant to a valid and completed private placement. Cornell has been at market risk for its entire investment since the date of the closings of the private placement. None of the shares to be resold under the Registration Statement were issued in connection with an equity line arrangement. The

Company will receive no proceeds from the resale of any of the shares by Cornell. Cornell could not immediately resell into the public market, either the convertible securities or the shares underlying such convertible securities. The certificates representing the securities issued in the private placements all bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

### 3. *The Investors' relationship to the issuer:*

Cornell is a private investment fund. No person affiliated with Cornell serves as an officer or director or is a control person of the Company. Cornell exerts no influence whatsoever on the decisions of the Company. Cornell is a private investor whose investment in the Company is at market risk. The Company shall receive no proceeds from the resale of the shares covered by the Registration Statement. None of the shares registered for resale are to be sold on behalf of or to benefit the Company.

### 4. *The amount of shares involved:*

See the Company's discussion above under the heading "The Size of the Transaction."

### 5. *Whether the sellers are in the business of underwriting securities:*

Cornell is a private investment fund. To the Company's knowledge and based on inquiry, Cornell is not a registered broker-dealer or an affiliate of a broker-dealer. Cornell has advised the Company that it made its investment in the Company in the ordinary course of business and that at the time of its investment it had no agreements or understandings, directly or indirectly, with any person to distribute the securities acquired. To the Company's knowledge and based on inquiry, Cornell is not in the business of underwriting securities. No issuance of shares covered by this Registration Statement were conditioned on the prior effectiveness of a registration statement or otherwise on Cornell's ability to resell the underlying shares.

### 6. *Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:*

Given the nature and size of the private placement transaction pursuant to which the securities were issued and the characteristics of Cornell, as described above, the Company respectfully submits that Cornell is not acting as a conduit or "alter ego" of the Company. Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company's private placement transaction. Acting as a conduit for the offer and sale of the Company's securities would probably not be in the best practical business interest of Cornell. Given the relative lack of liquidity and low trading volume in the market for the Company's shares, the likelihood is that Cornell would be unable to resell the shares underlying the debentures and warrants for a comparable price in the market.

In connection with this response letter, the Company acknowledges that:

(1)     Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)     The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*United States Securities and Exchange Commission*
*April 20, 2007*
*Page 5*

       (3)     The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

       The Company respectfully submits that the foregoing response is appropriately responsive to the issues raised in the Staff's April 17, 2007 telephone call . The Company advises the Staff that it currently intends to seek acceleration of the effective date of the Registration Statement to as early as possible. Accordingly, we request that if the Staff has any further comments, the Staff direct them to the undersigned as soon as practicable. We appreciate the responsiveness of the Staff to date.

       If you have any questions about anything in this letter or if you need any further information, please do not hesitate to contact me at 305-577-4162.

                            Very truly yours,



                            Claire P. Menard

cc:     Stephen M. Elliston
        Martin Bookman
        Charles J. Rennert

Other than the Cornell Agreement, we have not entered into an agreement or transaction with Cornell in the last three years, and the only securities of the Company that Cornell holds are the securities covered by this prospectus. Cornell has no agreements to purchase our securities other than as described in this prospectus. The following table summarizes prior transactions between the Company and Cornell, all of which occurred more than three years ago. Such transactions involved an equity line of credit, convertible debentures and warrants.

| Date of Transaction | Shares Outstanding Prior to Transaction | Shares Outstanding Prior to Transaction Held by Persons Other than Selling Stockholders, or Affiliates of Issuer or Selling Stockholders | Shares Issued in Connection with Transaction | Shares Issuable in Connection with Transaction | Percentage of Shares Issued | Percentage of Shares Issuable | Market Price Per Share Immediately Prior to Transaction (1) | Current Market Price Per Share |
|---|---|---|---|---|---|---|---|---|
| 2/9/2001 | 380,214,618 | 303,894,940 | - | 176,666,667 | — | 58% | $0.370 | $0.032 |
| 4/28/2003 | 472,792,609 | 471,130,109 | 45,413,443 | 300,875,000 | 10% | 64% | $0.091 | $0.032 |
| 7/18/2003 | 483,484,636 | 481,822,136 | 12,558,219 | 78,125,000 | 3% | 16% | $0.065 | $0.032 |

The following table compares the number of shares held by persons other than Cornell, affiliates of the Company and affiliates of Cornell with the number of shares registered for resale and sold by such parties in prior transactions compared with the current transaction involving the Debentures and Warrants:

| Shares Outstanding Prior to Current Transaction Held by Persons Other than Selling Stockholders, or Affiliates of Issuer or Selling Stockholders | Shares Registered for Resale by Selling Stockholders, or Affiliates of Issuer or Selling Stockholders in Prior Registration Statements | Shares Registered for Resale by Selling Stockholders, or Affiliates of Issuer or Selling Stockholders that Continue to be Held by Such Persons | Shares Sold in Registered Resale Transactions by the Selling Stockholders or Affiliates of the Selling Stockholders | Shares Registered for Resale on behalf of the Selling Stockholders or Affiliates of the Selling Stockholders in the Current Transaction (1) |
|---|---|---|---|---|
| 561,647,048 | 555,666,667 | - | 58,079,189 | 120,192,308 |

(1) This number was calculated by dividing the principal amount of the Debentures ($1,500,000) by the market price on the date of the transaction ($0.0312) and multiplying the result by 2.5. This number was the result of negotiations with Cornell which took into account the Company's limited number of authorized shares available for issuance at the time of the Cornell financing. Of this amount, 72,115,385 shares are being registered for resale upon conversion of the Debentures, and 48,076,923 shares are being registered for resale upon exercise of the Warrants.

It is our intention and reasonable belief that, if we are required to make payments on the Debentures, we will seek to raise additional capital through the issuance of additional debt or equity. Such additional capital may not be available timely, or on terms acceptable to us, if at all. We currently do not have sufficient liquid assets to satisfy our financial obligations under the Debentures. Based on information obtained from Cornell, Cornell does not have an existing short position in our common stock.

## JAMES F. DICKE II AND JAMES F. DICKE III

On February 5, 2004, in a private offering transaction pursuant to Section 4(2) of the Securities Act, we entered into a securities purchase agreement with James Dicke II and his son James Dicke III to sell an aggregate of 120 million shares of our common stock and warrants to purchase 15 million shares of our common stock for an aggregate purchase price of $12 million. Pursuant to the agreement, the funding took place in four equal stages of $3 million each, once every 90 days on February 5, May 5, August 4 and November 3, 2004. There were no conditions precedent to the investors' obligation to close other than the accuracy of our representations and warrants and our compliance with the agreement. The warrants expired unexercised on February 2, 2007. In addition, we granted demand and piggyback registration rights to the investors for the shares issued or issuable in connection with the transaction. The investors have exercised their piggyback registration rights in connection with the shares being offered by such investors in this prospectus. James F. Dicke II is the Chairman and CEO of Crown Equipment Corporation and a former member of our Board of Directors.

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